Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists all current subsidiaries of Lazard LLC, a Delaware limited liability company through which Lazard Ltd’s business is currently conducted. Immediately following the offering, all of the subsidiaries of Lazard LLC will become subsidiaries of Lazard Group.

NAME OF SUBSIDIARY	COUNTRY OF ORGANIZATION
Lazard LLC	U.S.
Lazard Frères & Co. LLC	U.S.
Lazard Asset Management LLC	U.S.
Lazard & Co., Holdings Limited	United Kingdom
Lazard & Co., Limited	United Kingdom

Lazard Frères SAS	France
Lazard Frères Gestion	France
Lazard Frères Banque SA	France
Maison Lazard SAS	France

Lazard & Co. Srl*	Italy

Lazard Funding Limited LLC	U.S.

Lazard Group Finance LLC	U.S.

* Jointly-owned indirectly by Lazard Frères & Co. LLC, Lazard & Co., Holdings Limited and Maison Lazard SAS.